

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Kevin P. Hourican
President and Chief Executive Officer
SYSCO CORP
1390 Enclave Parkway
Houston, Texas 77077-2099

Re: SYSCO CORP
Annual Report on Form 10-K For the Fiscal Year Ended June 27, 2020
Filed August 26, 2020
File No. 001-06544

Dear Mr. Hourican:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K For the Fiscal Year Ended June 27, 2020

Item 11. Executive Compensation, page 119

1. We note that Adjusted EPS CAGR is one of the metrics used in your compensation plan and that you made $844.7 million in common stock repurchases in 2020. While we note that you have discontinued share repurchases under your current repurchase program and do not anticipate making any further repurchases through fiscal 2021, if and when you do resume stock repurchases, please discuss in future filings if and how the share repurchases affected the manner in which the Compensation Committee set the relevant targets used in your compensation plan and determined whether such targets were met.

Exhibits
Amended and Restated Bylaws

2. We note that Article IX of your Amended and Restated Bylaws provides that a state court located within the State of Delaware (or, if no state court located within the State of

Delaware has jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for "any derivative action or proceeding brought on behalf of the Corporation." In future filings, please clearly describe the provision in your disclosure, including any risks or other impact on investors related to the provision and that that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also tell us, and disclose in future filings, whether this provision applies to actions arising under the Exchange Act and/or the Securities Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services